Exhibit 99.1

Brookfield Infrastructure Partners L.P.

All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE TO ISSUE
$125 MILLION OF PREFERRED UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Hamilton, Bermuda, March 4, 2015 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to issue 5,000,000 Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Preferred Units”) on a bought deal basis to a syndicate of underwriters led by CIBC, RBC Capital Markets, Scotiabank and TD Securities Inc. The Series 1 Preferred Units will be issued at a price of $25.00 per unit, for gross proceeds of $125,000,000. Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. The Series 1 Preferred Units are redeemable on or after June 30, 2020.

Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Cumulative Class A Preferred Limited Partnership Units, Series 2 (“Series 2 Preferred Units”), subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%.

Brookfield Infrastructure has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Series 1 Preferred Units which, if exercised, would increase the gross offering size to $175,000,000. The Series 1 Preferred Units will be offered in all provinces and territories of Canada by way of a supplement to Brookfield Infrastructure’s existing short form base shelf prospectus.

Brookfield Infrastructure intends to use the net proceeds of the issue of the Series 1 Preferred Units for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under its credit facilities. The offering of Series 1 Preferred Units is expected to close on or about March 12, 2015.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, “will”, “expected”, “intends”, “tend to,” “targets” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering, statements with respect to Brookfield Infrastructure’s assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.